Exhibit 4.8

To: Global Blue Group Holding AG

27 August 2020

Dear Sirs,

We refer to the Commitment Letter dated 13 July 2020 (the “Commitment Letter”) from SL Globetrotter, L.P. and Global Blue Holding L.P. to Global Blue Group Holding AG with respect to a $75 million term loan facility. Unless otherwise defined herein, capitalized terms used herein have the meanings given to them in the Agreed Form Loan Agreement (as defined in the Commitment Letter). Assuming the Loan Agreement (as defined in the Commitment Letter) is entered into pursuant to the Commitment Letter, the Lenders confirm that “actual liquidity needs of the Group” under clause 5(a)(ii) of the Loan Agreement (included below for your reference) may include (to the extent the Company does not itself otherwise have access to the needed liquidity to satisfy the indemnification obligations) indemnification obligations of the Company in favor of directors of the Company under the Company’s indemnification policies from time to time in effect in an aggregate amount up to $10 million, and the Lenders will not object to a drawdown of the Loan for such purpose in such amount if the Company has such a liquidity need.

We further confirm that conditions 2.1(a) and 3.1(a) of the Commitment Letter and condition 4(a) of the Loan Agreement shall be deemed satisfied.

For reference, Clause 5 of the Loan Agreement reads as follows:

5.	PURPOSE

The Borrower may only utilise a Loan if:

(a)	the purpose of a Loan is to either:

(i) cure or avoid an actual or imminent breach of the financial covenant set out in Clause 26.2 (Financial condition) of the Facilities Agreement; or (ii) finance in good faith the actual liquidity needs of the Group;

(b)

the chief executive officer and chief finance officer of the Company has proposed utilising a Loan for such purposes to the board of directors of the Company (the Board) and certifies to the Board that a Loan is required for such purposes; and

(c)	a Loan is approved by the majority of the Board (excluding for such purpose any vote of any director of the Board that is a representative of the Lenders) for such purposes (the Board Approval).

This letter shall terminate immediately at such time as Global Blue Group Holding AG has first obtained a directors’ and officers’ liability insurance policy. By countersigning this letter, Global Blue Group Holding AG will use reasonable endeavours to obtain directors’ and officers’ liability insurance on commercially reasonable terms as soon as is reasonably practicable following the date of this letter.

This letter is given for the benefit of each director of Global Blue Group Holding AG during the period a Loan may be drawn down for the purposes of the Contracts (Rights of Third Parties) Act 1999. This letter is governed by English law.

GLOBAL BLUE HOLDING L.P.
By: SL Globetrotter GP, Ltd., its general partner

By:	/s/ Joseph Osnoss
Name: Joseph Osnoss
Title: Managing Director

SL GLOBETROTTER, L.P.
By: SL Globetrotter GP, Ltd., its general partner

By:	/s/ Joseph Osnoss
Name: Joseph Osnoss
Title: Managing Director

GLOBAL BLUE GROUP HOLDING AG

/s/ Jacques Stern
Name: Jacques Stern
Title: Chief Executive Officer